Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

May 3, 2010

Item 3.  News Release

A news release dated May 6, 2010 was disseminated through

Item 4.  Summary of Material Change

The Company reports that options have been granted for the purchase of an aggregate of 80,000 common shares.

Item 5.1  Full Description of Material Change

The Company reports that options have been granted to the directors of the Company for the purchase of an aggregate of 80,000 common shares.  The options are exercisable at a price of $0.80 per share for a period of three years.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

May 6, 2010.